Filed pursuant to Rule 424(b)(2)
                                                            File No. 333-87658


                Pricing Supplement to the Prospectus Supplement
                          filed on November 21, 2002


     On November 22, 2002, V.G. Investments Ltd, formerly known as G.V. Trademark Investments Ltd (the "selling stockholder") and Goldman Sachs Financial Markets, L.P. entered into a variable share pre-paid forward contract, with a minimum delivery obligation of 72,000 shares of Jones Apparel Group Inc. common stock (the "common stock") and a maximum delivery obligation of 100,000 shares of common stock. Goldman, Sachs & Co. raised an aggregate of $3,634,400, or $36.344 per share, through the sale of 100,000 shares of common stock to the public. Goldman Sachs Financial Markets, L.P. has paid $3,042,100, or $30.421 per share, to the selling stockholder and has used all of the remaining proceeds to repurchase shares of common stock to establish its initial hedge.

     On November 22, 2002, the selling stockholder also purchased from Goldman Sachs Financial Markets, L.P. a call option on 100,000 shares of common stock, with an exercise price of $36.244 per share, an expiration date of November 24, 2003, and a cap price of $45.305 per share, for an aggregate purchase price of $360,000.